PRESS RELEASE

FOR IMMEDIATE RELEASE

Tembec's Kirkland Lake sawmill to shut down indefinitely

Temiscaming. October 17. 2002 --- Tembec announced today that it will shut down its Kirkland Lake, Ontario, sawmill indefinitely as a result of the weakness of the softwood lumber market and punitive countervailing and antidumping duties. This closure will take effect withlin the next month when roundwood inventories have been depleted, and will affect 23 employees in addition to the 38 presently temporarily laid off. While supplies are available, 19 employees will be retained to operate the drying and planing operations.

"The hardships created by these duties not only impact the Canadian industry as a whole, but more directly put the burden on employees such as the hard working and dedicated group at the Kirkland Lake site", said Mr. Fred LeClair, President Forest Products Group.

Company officials met with the sawmill management, the Union executive, the employees and representatives of the Town of Kirkland Lake to announce the Company's decision and discuss the situation. The mill faces longer term competitiveness issues and the Company will form a committee involving employees and Town of Kirkland Lake representatives to find solutions, including various possibilities of manufacturing products that could ensure the facility's survival. The Company's objective is to maintain as many jobs as possible while ensuring the mill's long term competitiveness.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its web site at www.tembec.com

Contacts:

Fred LeClair
President, Forest Products Group
Tel.: (819) 627-4499

Charles J. Gagnon
Vice President, Corporate Relations
Tel.: (819) 627-4230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

signed by: Claude Imbeau
Vice-President, General Counsel and Secretary

Date: October 21, 2002